June 28, 2002

MARWOOD DISTRIBUTION SYSTEMS, INC.

BILL OF SALE

                In consideration of the sum of Five Thousand Pounds Sterling (£5,000) in immediately available funds (the “Purchase Price”) to be paid by 5:00 p.m. (Central Daylight Time) as of the date hereof, or such later time as the parties agree, to Marwood Distribution Systems, Inc., a New York corporation (hereinafter “Seller”), by Lawson Software Limited, a company incorporated in England and Wales (hereinafter “Buyer”), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby enter into this Bill of Sale (the “Agreement”) and agree as follows:

1.             Transfer of Title to Purchased Assets.  Effective only upon receipt by Seller of the Purchase Price in immediately available funds, Seller sells and conveys to Buyer all of Seller’s right, title and interest in and to the assets described on Schedule 1 attached hereto (the “Purchased Assets”):

2.             No Warranty; “AS IS”/ “WHERE IS” Sale.  The sale and conveyance of the Purchased Assets upon Seller’s receipt of the Purchase Price is made WITHOUT WARRANTY, EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING TITLE, POSSESSION, QUIET ENJOYMENT, THE QUALITY, CONTENT OR CONDITION OF THE GOODS; ADDITIONALLY THERE ARE NO WARRANTIES, EXPRESS OR IMPLIED AS TO MERCHANTABILITY, OR FITNESS OF THE GOODS FOR A PARTICULAR PURPOSE OR ANY OTHER MATTER.  Buyer buys the goods described above in an “AS IS” and WHERE IS” condition.

3.             Release of Claims.  Buyer hereby releases, remises, acquits and forever discharges Seller and its employees, agents, representatives, consultants, attorneys, fiduciaries, servants, officers, directors, partners, predecessors, successors and assigns, subsidiary corporations, parent corporations, and related corporate divisions (all of the foregoing hereinafter called the “Released Parties”), from any and all actions and causes of action, judgments, executions, suits, debts, claims, demands, liabilities, obligations, damages and expenses of any and every character, known or unknown, direct and/or indirect, at law or in equity, of whatsoever kind or nature, whether heretofore or hereafter arising, for or because of any matter or things done, omitted or suffered to be done by any of the Released Parties prior to and including the date of execution hereof, and in any way directly or indirectly arising out of or in any way connected to this Agreement or the Purchased Assets conveyed hereby.

4.             No Assumption.  Buyer does not hereby assume any liabilities, obligations or undertakings of Seller of any kind or nature whatsoever, whether fixed or contingent, known or unknown, determined or determinable, due or not yet due.

5.             Further Assurances. Seller agrees that, from time to time, at the request of Buyer and without further consideration, it will execute and deliver such further instruments of conveyance, transfer and assignment and will take such other action as Buyer may reasonably request in order to more effectively convey and transfer to Buyer the Transferred Assets.

6.             Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, together, shall constitute one in the same instrument.  Facsimile signatures on such counterparts shall have the same force and effect as original signatures.

7.             Governing Law.  This Agreement shall be construed in accordance with the law of the State of New York, without regard to its conflict of laws principles.

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Buyer:		Seller:

LAWSON SOFTWARE LIMITED		MARWOOD DISTRIBUTION SYSTEMS, INC.

By:	/s/ Bruce McPheeters	By:	/s/J.C Halle

Name:	Bruce McPheeters	Name:	J.C Halle
Title:	Authorized Signer	Title:	Director